UNIVERSAL HEALTHCARE MANAGEMENT SYSTEMS, INC.
                    3801 North University Drive, Suite 317,
                               Sunrise, FL 33351



May 11, 2004


United States
Securities and Exchange Commission
DIVISION OF
CORPORATION FINANCE
450 Fifth Street, N.W.
Washington, D.C.
20549

Attention: Jeffrey P. Riedler
           Assistan Director

Dear Mr. Riedler

RE:      Universal Healthcare Management Systems, Inc.
         Registration Statement on Form SB-2
         File No. 333-112499


     Please be advised that we would like to cancel our SB-2/A filing of April 20, 2004 and May 6, 2004.


     If you have any questions feel free to contact me.


Sincerely,

/s/ Ken Hankin
---------------
Kenneth Hankin
President